EXHIBIT 4

STORAGE TRUST
2407 RANGELINE
P.O. BOX 459
COLUMBIA, MO 65205
573-499-4799
FAX 573-442-5554
E-MAIL WWW.STORAGETRUST.COM
NYSE SYMBOL SEA

August 24, 1998

Mr. B. Wayne Hughes
Chairman and CEO
Public Storage, Inc.
201 Western Avenue, Suite 200
Glendale, California 91201-2397

Dear Wayne,

The Board of Trustees (the "Board") of Storage Trust Realty met today and considered further your request in your letter of August 3, 1998 that the Board provide Public Storage, Inc. a waiver of the ownership limit set forth in our Declaration of Trust. As you are aware, Article 3 of the Declaration of Trust limits the number of common shares that may be owned beneficially by any person to 6.0% of the outstanding common shares. The Board has reviewed your request carefully and has determined not to provide a waiver for Public Storage, Inc. to increase its beneficial ownership above 6.0%.

Sincerely yours,

 /S/ DANIEL C. STATON

Daniel C. Staton
Chairman